Exhibit 23.1
                         CONSENT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Chromcraft Revington, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-48728) on Form S-8 of Chromcraft Revington, Inc. of our report dated February 1, 2002, except as to Note 15, which is as of March 15, 2002, relating to the consolidated balance sheets of Chromcraft Revington, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity, and cash flows and the consolidated financial statement schedule for each of the years in the three-year period ended December 31, 2001, which report appears in the December 31, 2001, annual report on Form 10-K of Chromcraft Revington, Inc.



KPMG LLP
Indianapolis, Indiana
March 26, 2002